UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers:	000-52099 001-36526

Yadkin Financial Corporation
(Exact name of registrant as specified in its charter)

c/o F.N.B. Corporation 12 Federal Street One North Shore Center Pittsburgh, Pennsylvania 15212 (800) 555-5455
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Voting Common Stock, par value $1.00 per share

Non-Voting Common Stock, par value $1.00 per share

Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series A, no par value

Fixed Rate Cumulative Perpetual Preferred Stock, Series T, no par value

Fixed Rate Cumulative Perpetual Preferred Stock, Series T-ACB, no par value

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Effective March 11, 2017, Yadkin Financial Corporation merged with and into F.N.B. Corporation, with F.N.B. Corporation surviving the merger as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, F.N.B. Corporation (as successor to Yadkin Financial Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

F.N.B. Corporation, as successor to Yadkin Financial Corporation

Date: March 23, 2017	By:	/s/ Vincent J. Calabrese, Jr.
	Name:	Vincent J. Calabrese, Jr.
	Title:	Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.